Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 3, 2003

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40–F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82

This Report on Form 6-K contains a press release issued by Vodafone Group Plc on February 28, 2003, entitled “Vodafone’s Public Offer for Telecel”.

28 February 2003

For Immediate Release

VODAFONE’S PUBLIC OFFER FOR TELECEL

Vodafone Group Plc (‘Vodafone’) announces today that the prospectus detailing the public offer for the outstanding shares which it does not already own (the ‘Shares’) in Vodafone Telecel-Comunicações Pessoais, S.A. (‘Telecel’) (the ‘Offer’) is made public and is available for inspection at the addresses listed below.  The key terms of the Offer are:

•	The Offer price is EUR 8.50 in cash for every Share. Vodafone will not increase the Offer price.

•	The acceptance period begins on 3 March 2003 and expires at 10.00am New York City time on 31 March 2003.

•	The Offer is unconditional.

•	The results of the Offer will be assessed at a Special Market Session of the Euronext Lisbon (Sociedade Gestora de Mercados Regulamentados, S.A.) and announced on or around 1 April 2003.

•	Settlement will be made on the third business day following the assessment of the results of the Offer at the Special Market Session of the Euronext Lisbon.

Vodafone’s current shareholding in Telecel is approximately 61.4%.  Upon completion of the Offer, and subject to reaching more than 90% of the voting rights in Telecel, Vodafone intends to implement compulsory acquisition procedures to acquire 100% of the shares in Telecel, which will result in the immediate de-listing of Telecel shares from the Euronext Lisbon. Furthermore, if Vodafone, upon completion of the Offer, has not reached more than 90% of the voting rights in Telecel, it may seek to de-list Telecel shares through alternative means available under Portuguese law.

The Offer prospectus is available at the following addresses: Vodafone (Vodafone House, The Connection, Newbury, Berkshire RG14 2FN) and the head offices of Telecel (Avenida D. João II – Lote 1.04.01, 8th floor, Parque das Nações, 1990-093 Lisbon, Portugal), Banco Espírito Santo de Investimento, S.A. (Rua Alexandre Herculano, nº 38, Lisbon, Portugal) and the Euronext Lisbon (Praça Duque de Saldanha, nr. 1, 5th floor A, 1050-094, Lisbon, Portugal). It is also available on the CMVM (the Portuguese Securities Market Commission) website at www.cmvm.pt.

Goldman Sachs International is acting for Vodafone Group Plc and no one else in connection with the Offer and will not be responsible to anyone other than Vodafone Group Plc for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer.  Banco Espírito Santo de Investimento S.A. is also acting as financial intermediary in Portugal in relation to the Offer.

Shareholders of Telecel located in the United States should contact Goldman, Sachs & Co. on (212) 357 9858 with any questions about the Offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities.  The Offer is being made only by means of the Offer document and is being made to all holders of any Shares, other than Shares held, directly or indirectly, by Vodafone.

The Offer will not be directed to persons whose participation in the offering requires that further Offer documents are issued or that registration or other measures are taken, other than as a result of the application of Portuguese law. No document relating to the Offer may be distributed in or into any country where such distribution or offering requires any of the aforementioned measures to be taken or would be in conflict with any law or regulation of such a country.

This announcement has been issued by Vodafone Group Plc and is the sole responsibility of Vodafone Group Plc and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Goldman Sachs International.

- ends -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 3, 2003	By:	/s/	S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary